UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On June 2, 2025, the Board of Directors (the “Board”) of Mixed Martial Arts Group Limited (the “Company”) appointed David Piedra to the Board pursuant to Section 14.2 of the Company’s Constitution.

Mr. Piedra is a seasoned real estate investor and since 2015 has served as the Chief Executive Officer of Stone Bros. Corporation, a real estate investment and asset management firm focused on the acquisition, repositioning, and management of residential and commercial properties. Additionally, since April 2025, Mr. Piedra has served as a director of iCoreConnect Inc. (Nasdaq:ICCT), a healthcare focused enterprise software company that provides cloud-based solutions for secure communications, data management and practice productivity. His expertise spans acquisitions, asset management, and market positioning, with a focus on maximizing long-term returns through innovative, results-driven leadership. We believe Mr. Piedra is qualified to serve as a member of our board of directors due to his specialization in consulting, strategy and investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	June 3, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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